Exhibit (a)(1)(C)

Election Form

Exchange Offer

Commencement Date: January 23, 2023

Expiration Time: March 1, 2023 at 5:00 PM Eastern Time

Indicate your decision to tender each of your eligible stock option grants for exchange by selecting the "Exchange" choice in the Election column.

If you do not want to tender one or more of your eligible stock option grants for exchange, select the “Do Not Exchange” choice in the Election column for those particular stock option grants.

If you do not select the “Exchange” choice with respect to an eligible stock option grant by 5:00 PM Eastern Time on March 1, 2023, your election with respect to that eligible stock option grant will default to “Do Not Exchange”, and the eligible stock option grant will not be exchanged. If you miss this deadline, you will be irrevocably treated as having elected not to exchange that eligible stock option grant.

You may not tender only a portion of an eligible stock option grant.

Grant Date	Per Share Exercise Price	Outstanding Shares Underlying Stock Option Grant*	Vested Stock Options as of 3/1/2023**	Unvested Stock Options as of 3/1/2023**	Restricted Stock Units***	Deferred Cash-Denominated Awards ***	Election

Total

* This column displays the number of shares of Altice USA Class A common stock subject to the eligible stock option grant (assuming you remain employed with Altice USA or its subsidiaries or affiliates and the stock option is not exercised, through March 1, 2023).

**These columns display the number of shares of Altice USA Class A common stock subject to the vested and unvested stock option grant as of March 1, 2023 (assuming vesting in accordance with the vesting schedule applicable to the stock option grant, and you remain employed with Altice USA or its subsidiaries or affiliates and the stock option is not exercised, through March 1, 2023).

***All RSUs and DCAs granted in the Exchange Offer will be unvested at grant and will vest 50% on March 1, 2024 and 50% on March 1, 2025. Note only stock option grants that have a per share exercise price that is greater than $6.00 will be eligible for exchange. Therefore, if you elect to exchange any stock option grants that have a per share exercise price that is equal to or lower than $6.00, the election will not be accepted for exchange.

In all events, vesting is subject to continued employment with Altice USA or its subsidiaries or affiliates through the applicable vesting dates.

Please refer to the documents available in the Resources section, including Sections 1 and 6 of the Offering Memorandum in the Offer to Exchange, for additional terms that may apply to the tender of eligible stock option grants and grant of RSUs and DCAs.

The Exchange Offer is being made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available to you free of charge on this Option Exchange website or at www.sec.gov. You should read these materials carefully because they contain important information about the Exchange Offer, including risks related to participation in the Exchange Offer.